

December 20, 2011

<u>Via E-mail</u>
L. Michael Hone
Chief Executive Officer
Lucid, Inc.
2320 Brighton Henrietta Town Line Road
Rochester, NY 14623

> **Re:** **Lucid, Inc.**
> **Amendments No. 6 and No. 7 to Registration Statement on Form S-1**
> **Filed December 13, 2011 and December 20, 2011**
> **File No. 333-173555**

Dear Mr. Hone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   The Form 8-A you filed on December 13, 2011 appears intended to register securities under Exchange Act Section 12(b). Please tell us how that is consistent with your disclosure that you expect your securities will be quoted on the OTCBB.

Outstanding Securities Relating to this Offering, page 6

2.   Please reconcile your disclosures regarding automatic conversion of convertible debt with your disclosures on pages 16 and 44 regarding the $600,000 of notes that will not convert in connection with this offering. In this regard, please update the last sentence of your response to prior comment 21 in your letter to us dated June 27, 2011 to tell us, with a view toward clarified disclosure, whether this offering continues to be a "Qualified IPO" for purposes of the automatic conversion features of your outstanding convertible debt.

Concentration of ownership…, page 39

3.   We note your disclosure on the cover page that certain of your affiliates have indicated an interest in purchasing a significant number of units in the offering. With a view toward disclosure here and on page 109, please tell us which affiliates have indicated an interest and how many units they have indicated an interest in buying. Please also tell us how you determined that such information is so significant to an investment decision that it should be referenced on the prospectus cover page.

Liquidity and Capital Resources, page 49

4.   Please expand the penultimate paragraph on this page to clarify how the amount of your outstanding debt would change after the repayments mentioned on pages 42-43. In this regard, it is unclear how those repayments would impact the amounts mentioned in the last column of the tables on page 16 and 44. Please also replace the vague term "sooner" with more specific information about your capital requirements assuming that the debt is not converted or that you do not raise the maximum amount in this offering.

Competition, page 80

5.   We note your revisions in response to prior comment 3. Please tell us the basis for your belief that the indications for use of the MelaFind device are limited to "atypical moles."

Related Party Transactions, page 104

6.   Please clarify how you determined this transaction will continue to be an "additional equity financing," as stated on page 106, given the substantial reduction in your expected proceeds, as disclosed on page 42.

Underwriters' Unit Purchase Option, page 121

7.   Given the fee table, please tell us the reasons for the blanks here and section 5 of Exhibit 1.1. Please also refile Exhibit 1.1 to include the schedules that appear to be missing

Exhibit 5.1

8.   Please have counsel revise the fourth paragraph of the opinion to specifically cover each of the securities listed in the fee table, including those to be sold to the underwriters and the common stock underlying the warrants. Also, with a view toward a revised opinion, please ask counsel to tell us why it did not provide a binding obligation opinion as to the units. See Section II.B.1.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Russell Mancuso
Branch Chief

cc (via E-mail):   Thomas E. Willett, Esq. – Harris Beach PLLC